Allwyn Entertainment AG

Weinmarkt 9 6004

Lucerne, Switzerland

November 4, 2022

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Re:	Allwyn Entertainment AG

Registration Statement on Form F-4

Originally Filed July 21, 2022

File No. 333-266244

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Allwyn Entertainment AG (the “Registrant”) hereby respectfully requests that the U.S. Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof, of the Registrant’s Registration Statement on Form F-4 (File No. 333-266244) initially filed with the Commission on July 21, 2022, as amended by Amendment No. 1 to the Registration Statement, filed with the Commission on August 1, 2022, as further amended by Amendment No. 2 to the Registration Statement, filed with the Commission on August 10, 2022 and as further amended by Amendment No. 3 to the Registration Statement, filed with the Commission on August 18, 2022, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was declared effective by the Commission on August 19, 2022.

The Registrant is withdrawing the Registration Statement because it no longer plans to consummate the business combination described in the Registration Statement and it confirms that no securities have been sold pursuant to the Registration Statement. Accordingly, withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with the filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use by the Registrant.

Should you have any questions, or need further information with respect to this matter, please contact Peter Seligson of Kirkland & Ellis LLP, counsel to the Registrant, at (212) 446-4756.

Sincerely,

By:	/s/ Robert Chvátal
Name:	Robert Chvátal
Title:	President and Chief Executive Officer

cc:	Peter Seligson, Kirkland & Ellis LLP